Syneron Establishes Two Strategic Sales Alliances in Canada

Yokneam, Israel – January 9, 2006 – Syneron Medical Ltd. (NASDAQ: ELOS) today announced the formation of strategic alliances in Canada with two of the country's leading medical equipment and supply distributors.  The two agreements give Syneron across-the-board direct access to the broad market of both English-speaking and French-speaking physicians in Canada.

In the first agreement, Syneron has established a strategic partnership with Medical Mart Supplies Ltd., a privately owned Canadian wholesale distributor, with 30 years experience as a provider of full service supply chain solutions to the health care industry. Medical Mart employees 33 direct sales reps across Canada with access to 35,000, primarily English-speaking physicians.

In the second agreement, Syneron is establishing a strategic partnership with Dufort & Lavigne Ltee, a privately owned Canadian distribution company providing medical supplies and equipment to the physician community in Québec for over 40 years.  Dufort & Lavigne employees 10 direct sales reps with access to 7,800 physicians within the province of Quebec.

Under the terms of the alliance, both Medical Mart and Dufort & Lavigne will work with Syneron to develop the market for Syneron's full platform of elos™-based aesthetic medical devices among physicians in Canada. Syneron will work in tandem as a medical specialist resource to educate physicians, particularly outside the traditional market of plastic surgeons and dermatologists, on our exclusive elos™ technologies and the many value added programs available to ensure practice management success.

Dominic Serafino, President of Syneron North America, commented that "There is a very significant opportunity to market our unique Syneron equipment to physicians in Canada who like their American counterparts are looking to augment the revenue base in their medical practice. In the US, 60-70% of our sales are to physicians outside the traditional market of dermatologists and plastic surgeons, whereas in Canada this sector of the market has not being accessed to nearly the same degree. We have chosen our strategic partners Medical Mart Supplies Ltd. and Dufort & Lavigne Ltee because they share our belief in the great unexploited potential to sell our aesthetic medical equipment into their large client base."

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elos™, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact Judith Kleinman, VP Investor Relations, tel: +972 4909 6282, email: ir@syneron.com.

Syneron, the Syneron logo and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.